

ALLGREEN PROPERTIES LIMITED

82-4959

03 MAY 22 ... 7:21

INTER-OFFICE MEMORANDUM



03050733

SUPPL

To : Directors
Allgreen Properties Limited

From : Company Secretary

Date : 13 May 2003

Re : Allgreen Properties Limited ("APL") – First Quarter 2003 Financial Statement

---

We forward herewith a copy of APL's First Quarter 2003 Financial Statement released this evening for your information.

Regards,

Isoo Tan

enc

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

File No. 82-4959

cc: U.S. Securities and Exchange Commission
Attn: Ms Rani Doyle

File No. 82-4959

MASNET No. 62 OF 13.05.2003
Announcement No. 62

ALLGREEN PROPERTIES LIMITED

First Quarter 2003 Financial Statement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

UNAUDITED RESULTS FOR THE QUARTER ENDED 31 MARCH 2003

GROUP PROFIT AND LOSS ACCOUNT FOR THE QUARTER ENDED 31 MARCH 2003

	Group		
	First Quarter 2003	First Quarter 2002	Change
	S$'000	S$'000	%
Revenue	**120,133**	**211,901**	**(43.31)**
Cost of sales	(78,900)	(142,059)	(44.46)
Gross profit	**41,233**	**69,842**	**(40.96)**
Other operating income including interest income	1,026	1,011	1.48
Distribution and selling expenses	(1,176)	(1,244)	(5.47)
Administrative expenses	(3,892)	(3,992)	(2.51)
Depreciation	(1,757)	(2,248)	(21.84)
Other operating expenses	(386)	(333)	15.92
Profit from operations	**35,048**	**63,036**	**(44.40)**
Interest expense	(4,457)	(4,801)	(7.17)
Other finance costs	(76)	(78)	(2.56)
Share of results of associated companies	(33)	(20)	65.00
Profit before taxation	**30,482**	**58,137**	**(47.57)**
Taxation	(6,276)	(13,374)	(53.07)
Profit after taxation but before minority interests	**24,206**	**44,763**	**(45.92)**
Minority interests	(1,930)	(7,886)	(75.53)
Profit attributable to shareholders	**22,276**	**36,877**	**(39.59)**

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

BALANCE SHEETS AS AT 31 MARCH 2003

	Group			Company		
	31/03/03	31/12/02	Change	31/03/03	31/12/02	Change
	S$'000	S$'000	%	S$'000	S$'000	%
Property, plant and equipment	185,266	185,215	0.03	560	501	11.78
Investment properties	1,236,750	1,236,750	-	-	-	-
Subsidiary companies	-	-	-	1,616,170	1,680,659	(3.84)
Associated companies	5,569	5,640	(1.26)	3,510	3,510	-
Current Assets						
Stocks	253	351	(27.92)	-	-	-
Development properties	1,257,001	1,295,707	(2.99)	-	-	-
Trade debtors	88,616	173,567	(48.94)	740	-	nm
Other debtors	45,237	36,197	24.97	264	277	(4.69)
Bank and cash balances	223,606	141,719	57.78	33,209	357	nm
Total current assets	1,614,713	1,647,541	(1.99)	34,213	634	nm
Total assets	**3,042,298**	**3,075,146**	**(1.07)**	**1,654,453**	**1,685,304**	**(1.83)**
Share capital	525,000	525,000	-	525,000	525,000	-
Reserves	675,374	675,374	-	353,433	353,433	-
Retained profits	401,631	379,355	5.87	508,487	505,828	0.53
	1,602,005	1,579,729	1.41	1,386,920	1,384,261	0.19
Minority interests	290,809	305,310	(4.75)	-	-	-
Long-term borrowings	789,194	785,144	0.52	-	-	-
Rental deposits	8,418	7,619	10.49	-	-	-
Deferred taxation	47,023	49,126	(4.28)	-	-	-
Current liabilities						
Trade creditors	58,068	68,295	(14.97)	6,500	9,306	(30.15)
Rental deposits	5,948	6,516	(8.72)	-	-	-
Other creditors	201	366	(45.08)	-	-	-
Advances from subsidiary companies	-	-	-	156,297	177,706	(12.05)
Advances from associated companies	935	935	-	605	605	-
Provision for taxation	42,363	38,441	10.20	2,536	2,376	6.73
Borrowings	197,334	233,665	(15.55)	101,595	111,050	(8.51)
Total current liabilities	304,849	348,218	(12.45)	267,533	301,043	(11.13)
Total equity and liabilities	**3,042,298**	**3,075,146**	**(1.07)**	**1,654,453**	**1,685,304**	(1.83)

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/03/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
95,739,000	101,595,000	110,346,000	123,319,000

Amount repayable after one year

As at 31/03/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
789,194,000	-	785,144,000	-

Details of any collateral

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;
b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;
c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and
d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

CONSOLIDATED CASHFLOW STATEMENT FOR THE QUARTER ENDED 31 MARCH 2003

	First Quarter 2003	First Quarter 2002
	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before taxation	30,482	58,137
Adjustments for:		
Share of results of associated companies	33	20
Provision for diminution in value of development properties written back	(3,140)	(4,836)
Depreciation of property, plant and equipment	1,757	2,248
Loss/(Gain) on disposal of property, plant and equipment (net)	2	(11)
Interest income	(323)	(144)
Interest expense	4,457	4,801
Operating profit before working capital changes	**33,268**	**60,215**
Decrease/(increase) in stocks	98	(26)
Decrease/(increase) in development properties	44,192	(48,601)
Decrease in debtors	75,911	4,526
(Decrease)/increase in trade and other creditors	(10,392)	16,954
Increase/(decrease) in rental deposits	231	(96)
Cash generated from operations	**143,308**	**32,972**
Interest paid	(6,468)	(9,992)
Income tax paid	(4,444)	538
Net Cash generated from operating activities	**132,396**	**23,518**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of property, plant and equipment	1	35
Additions to property, plant and equipment	(1,811)	(354)
Interest received	323	144
Net Cash used in investing activities	**(1,487)**	**(175)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Funds (to)/from minority shareholders	(16,431)	2,571
Funds from associated companies	25	50
Repayments of borrowings	(28,850)	(30,927)
Net Cash used in financing activities	**(45,256)**	**(28,306)**
Net increase/(decrease) in cash and cash equivalents	**85,653**	**(4,963)**
Cash and cash equivalents as at the beginning of the quarter	137,953	71,152
Cash and cash equivalents as at the end of the quarter	**223,606**	**66,189**
Cash and cash equivalents are represented by:		
Bank and cash balances	223,606	74,052
Overdrafts	-	(7,863)
	223,606	**66,189**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Revaluation reserve	Share premium	Dividend reserve	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Group						
Balance as at 1/1/2002						
As previously reported	525,000	310,034	324,768	23,783	352,639	1,536,224
Effect due to changes in accounting policies	-	27,950	-	-	(27,950)	-
As Restated	525,000	337,984	324,768	23,783	324,689	1,536,224
Net profit for the period	-	-	-	-	36,877	36,877
Balance as at 31/3/2002	525,000	337,984	324,768	23,783	361,566	1,573,101
Balance as at 1/1/2003	525,000	321,941	324,768	28,665	379,355	1,579,729
Net profit for the period	-	-	-	-	22,276	22,276
Balance as at 31/3/2003	525,000	321,941	324,768	28,665	401,631	1,602,005
Company						
Balance as at 1/1/2002	525,000	-	324,768	23,783	516,623	1,390,174
Net profit for the period	-	-	-	-	389	389
Balance as at 31/3/2002	525,000	-	324,768	23,783	517,012	1,390,563
Balance as at 1/1/2003	525,000	-	324,768	28,665	505,828	1,384,261
Net profit for the period	-	-	-	-	2,659	2,659
Balance as at 31/3/2003	525,000	-	324,768	28,665	508,487	1,386,920

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There were no changes in the Company's share capital during the quarter ended 31 March 2003.

As at 31 March 2003, there were 11,210,000 unissued shares of S$0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	First Quarter 2003	First Quarter 2002
Earnings per ordinary share (cents)		
- Basic	2.12	3.51
- Diluted	2.12	3.50

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31/03/03	31/12/02	31/03/03	31/12/02
	S$	S$	S$	S$
Net asset value per ordinary share on issued share capital at the end of the period	1.53	1.50	1.32	1.32

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

The Group's turnover decreased by 43.3% to S$120.1 million in first quarter 2003 from S$211.9 million in first quarter 2002 mainly due to lower recognition of sales of development properties in this quarter. This resulted in a 41.0% decrease in gross profit. The higher turnover and attributable profit in first quarter 2002 was largely due to the contributions from Queens which was relaunched with a good take-up of units. During first quarter 2003, contributions from development properties came mainly from Phase 1B of Pavilion Park at Bukit Batok and Horizon Green at Ang Mo Kio which had obtained their Temporary Occupation Permits, Binjai Crest at Jalan Kampong Chantek, Horizon Gardens at Ang Mo Kio, Phase 1A of Pavilion Park at Bukit Batok and Kerrisdale at Beatty Road.

Depreciation was lower because certain assets had been fully depreciated.

The Group had pared down its borrowings to S$986.5 million as at 31/3/2003 from S$1,018.8 million as at 31/12/2002. This resulted in lower interest cost in this quarter.

Lower taxation was provided in first quarter 2003 mainly due to lower earnings and an over-provision of prior years' tax amounting to S$1.8 million.

The reduction in turnover resulted in the decrease in the Group's profit attributable to shareholders to S$22.3 million in first quarter 2003 from S$36.9 million in first quarter 2002.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

As this is the Company's first quarterly report, no forecast or prospect statement was made previously.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

At the industry level, first quarter 2003 transactions dropped sharply as compared to both first quarter 2002 and fourth quarter 2002. The current uncertainties are likely to continue into the second quarter of the year.

However, barring unforeseen circumstances, the Group is expected to remain profitable in 2003, although at a lower level than 2002.

11. Dividend

(a) Current Financial Period Reported On

Any dividend recommended for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the quarter ended 31 March 2003.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

Not applicable.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Not applicable.

15. A breakdown of sales

Not applicable.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary		
Preference	0	0
Total:		

Not applicable.

File No. 82-4959

BY ORDER OF THE BOARD

MS ISOO TAN
COMPANY SECRETARY
13/05/2003